EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

May 15, 2014

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on May 15, 2014

Item 4.	Summary of Material Change

On March 15, 2014 the company announced that gold assays of historic Pinion drill holes not previously assayed for gold have yielded positive results includinga new interval of 35.4 meters of 1.063 g Au/t (from 13.7 to 49.1 meters) in PN-07-02, and an 8.8 meter extension of an existing gold intercept to 54.3 meters of 0.686 g Au/t (from 43.3 to 97.6 meters) in SB-145.

These shallow core holes were drilled by previous operators in 1996 and 2007 in a roughly north-south alignment for geotechnical and geologic purposes.  During Gold Standard’s re-logging and data review of the core from 12 core holes obtained in the Pinion acquisition, its geologists identified that 72% of the core had not been assayed for gold

Item 5.	Full Description of Material Change

See attached News Releases

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

May 15, 2014

GOLD STANDARD VENTURES CORP. By: “Richard Silas” Corporate Secretary (Official Capacity) Richard Silas (Please print here name of individual whose signature appears above.)

GOLD STANDARD REPORTS NEW GOLD ASSAYS FROM
PREVIOUSLY UNASSAYED HISTORICAL PINION DRILL CORE

May 15, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced today that gold assays of historic Pinion drill holes not previously assayed for gold have yielded positive results including a new interval of 35.4 meters of 1.063 g Au/t (from 13.7 to 49.1 meters) in PN-07-02, and an 8.8 meter extension of an existing gold intercept to 54.3 meters of 0.686 g Au/t (from 43.3 to 97.6 meters) in SB-145.  Gold Standard’s 100%-owned Pinion Gold Project sits adjacent and immediately to the south of its Railroad Project in Nevada’s Carlin Trend.

These shallow core holes were drilled by previous operators in 1996 and 2007 in a roughly north-south alignment for geotechnical and geologic purposes.  During Gold Standard’s re-logging and data review of the core from 12 core holes obtained in the Pinion acquisition, its geologists identified that 72% of the core had not been assayed for gold. The subsequent new assay data supports two important observations about the Pinion deposit:
•	These results continue to reinforce the significance of collapse breccia as a major gold host—a factor which was not apparently known to previous operators
•
PN-07-02 bottomed in oxidized and silicified collapse breccia that assayed 1.425 g Au/t, indicating that previous drilling was too shallow to adequately test the potential of the lower breccia zone. Furthermore, three other holes were not drilled deep enough to intersect the lower breccia

All new assay results are summarized below:

Drill Hole	TD (m)	Intervals Not Previously Assayed (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)	Comments
SB-140	54.6	3.1 - 21.0 & 32.6 - 54.6	barren			Geotechnical hole drilled south of the Main Zone mineralization
SB-141	31.1	13.7 - 31.1	barren			Geotech hole south of the Main Zone mineralization
SB-142	26.8	14.9 – 26.8	barren			Geotech hole south of the Main Zone mineralization
SB-143	83.8	0 – 47.6	barren			Drilled between the North and Main Zones
SB-144	74.7	2.7 – 37.5	barren			Drilled between the North and Main Zones
SB-145	99.1	7.0 – 52.1	43.3 – 52.1	8.8	0.377	Extended an existing gold interval. The entire interval is 54.3m of 0.686 g Au/t from 43.3 to 97.6m.
SB-146	42.7	none	-	-	-	Existing intercept: 40.5m of 2.126 g Au/t from 1.2-41.7m
PN-07-01	94.7	0 - 94.7	19.8 – 21.3	1.5	0.239	Drilled between the Main and North Zones
PN-07-02	49.1	0 - 49.1	13.7 – 49.1	35.4	1.063	Drilled in the North Zone; hole ended in 1.425 g Au/t
PN-07-03	82.7	0 - 82.7	3.0 – 4.5	1.5	0.302	Not deep enough, North Zone target not tested
PN-07-04	91.8	0 - 91.8	9.1 – 13.7	4.6	0.381	Lower breccia not tested by this drill hole
PN-07-05	91.8	0 - 91.8	35.0 – 38.1	3.1	1.303	Drill hole not deep enough, Main Zone not tested
			44.2 – 45.7	1.5	0.351
*Note: The gold intervals reported in the above table are based on a 0.200 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 85% of drilled thicknesses.

Gold Standard President and CEO Jonathan Awde noted that the new assays provide important confirmation of the upside potential of the Pinion deposit. “We are certainly pleased to see additional gold mineralization in these holes but we are even more excited to get further confirmation that the historical work apparently did not recognize the nature of the deposit and how it needed to be explored. Clearly, the breccia zone was not the focus of previous exploration efforts as we believe it should have been, and many of the holes were too shallow to intersect this target.”

The initiation of re-logging, cross section work and geologic mapping at Pinion has identified a classic, Carlin Trend setting with gold hosted in an oxidized, flat to gently dipping, dissolution collapse breccia.  The best existing drill intercepts (e.g., TCT-018: 24m of 4.30 g Au/t from 1.5 - 25.5m; and CPR-110: 67m of 1.06 g Au/t from 12 - 79m) are located in structural highs along west-northwest, north and northwest-striking fault zones.  Previously unrecognized, intrusive rocks occur within the deposit and indicate the presence of important deep-seated, through-going conduits.  Lateral extent and continuity of gold mineralization is excellent due to the channeling of the gold system within highly permeable collapse breccia sandwiched between relatively impermeable, silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded, calcarenite of the underlying Devonian Devil’s Gate Formation.  Geologic work, including cross sections constructed from the re-logging, has progressed through a third of the deposit area, and the model continues to support a very promising, classic Carlin-style picture for the Pinion deposit.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All core sampling was conducted under the supervision of the Company’s project geologists and the chain of custody was continuously monitored to the sample preparation facility. Core from the SB-series holes was cut at the company’s facility in Elko, NV and one half was sent to the lab for analysis and the other half retained in the original core box.  A blank or certified reference material was inserted approximately every tenth sample. The core samples and pulp samples from the PN-07 series holes were delivered to ALS Minerals preparation facility in Elko, NV. The core samples were crushed and pulverized and all sample pulps were shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com